  Exhibit 99.1

CORDOVACANN RECEIVES CONDITIONAL APPROVAL
FOR LISTING ON THE CANADIAN SECURITIES EXCHANGE

TORONTO, ONTARIO, July 9, 2018 – CordovaCann Corp. (OTCQB:LVRLF) (“CordovaCann” or the “Company”), a leading cannabis-focused consumer products company, is pleased to announce that the Company has received conditional approval to list its common shares on the Canadian Securities Exchange (the “CSE”). Final approval is subject to the completion of customary listing requirements of the CSE, including receipt of all required application documentation. A date for the listing and posting for trading of CordovaCann’s common shares will be determined upon the CSE’s confirmation of all conditions being met.

Mr. Taz Turner, Chairman & CEO of CordovaCann stated, “The receipt of conditional approval for listing on the CSE is an important milestone for the Company. We look forward to receiving final approval as listing on the CSE will allow CordovaCann to gain access to the capital markets in Canada, expand the Company’s shareholder base and improve liquidity for its investors.”

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. (formerly LiveReel Media Corporation) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur or that the Company will receive final approval for the listing of its common shares on the CSE. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233